The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2004 NOV 29 P 12:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046438

November 24, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

SUPPL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Adoption of New Dividend Policy and Amendment of Forecast for Year-end Dividend

Notice Regarding Financial Results for the First Half Fiscal Year 2004

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

dlw 12/7

11/24/04 9:42AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name : Asai Hidehiko
Title: General Manager

November 24, 2004

The Sumitomo Trust & Banking Co., Ltd.

Notice Regarding Adoption of New Dividend Policy and Amendment of Forecast for Year-end Dividend

The Sumitomo Trust and Banking Co., Ltd. ("Sumitomo Trust") hereby announces that Sumitomo Trust, at the meeting of the Board of Directors held on November 24, 2004, resolved upon an adoption of new dividend policy as shown below. Accordingly, its forecast for the year-end dividend for the common stock is also amended.

1. Policy of Profit Sharing with Shareholders

Sumitomo Trust positioned the policy of profit sharing with shareholders as one of the top concerns, and announced the new policy in May 2004. Under the new policy, Sumitomo Trust plans to share profits with shareholders in accordance with profit level of each fiscal year, by dividend and share buy-back. Sumitomo Trust will reward our shareholders with the profit sharing and maximization of its enterprise value by strategic investments for growth.

2. Dividend Policy

The dividend policy of Sumitomo Trust is to set dividends in line with the amount of earnings available for payout. Sumitomo Trust has decided near-term target level of dividend payout ratio to net income on a consolidated basis to be 20% or above, comprehensively evaluating the situation of its earnings and possible strategic investment opportunities.

3. Amendment of Forecast for Year-end Dividend for the Common Stock (FY2004)

Under the dividend policy above, the forecast for the year-end dividend for the common stock is increased by 4 yen per share from 6 yen of the previous forecast as of May 2004 to 10 yen, based on the forecast of financial results of the fiscal year 2004 ending March 31, 2004 that was also announced today.

(Yen)

	Dividend paid to common stock		
	At the end of the first half FY (Interim Dividend)	At the end of FY	In total
Previous forecast (as of May 2004)	--	6.00	6.00
Amended forecast	--	10.00	10.00
Dividend paid for FY2003	--	6.00	6.00

* Dividend payout ratio to net income on a consolidated basis: 20%(FY2004), 12%(FY2003)

For enquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

COMPANY INFORMATION

The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome,Chiyoda-ku, TOKYO 100-8233 JAPAN

Nov. 24, 2004

Financial Results for the First Half Fiscal Year 2004

The Sumitomo Trust and Banking Company, Limited ("the Bank" hereafter) announces its financial results for the first half fiscal year 2004 ended September 30, 2004 and forecasts for full fiscal year 2004 ending March 31, 2005. The financial summary is stated as below.

Financial Results for the First Half Fiscal Year 2004 <under Japanese GAAP>

Half Years ended September 30	Millions of Yen, except for percentages			Millions of U.S. Dollars
	2004 (unaudited)	2003	% change	2004
<Consolidated>				
Operating Income	237,749	262,014	(9.3)	2,141.3
Net Operating Income	64,398	66,632	(3.4)	580.0
Net Income	48,788	40,961	19.1	439.4
Total Assets	16,670,307	15,081,048	10.5	150,142.4
Total Stockholders' Equity	826,146	719,692	14.8	7,440.7
Per Share	Yen		change	U.S. Dollars
Net Income	30.98	28.09	2.89	0.28
Net Income (fully diluted)	29.27	24.89	4.38	0.26
Stockholders' Equity	495.85	424.99	70.86	4.47
	%		change	
BIS Capital Adequacy Ratio	13.24 (preliminary)	12.10	1.14	
Cash Flows	Millions of Yen			Millions of U.S. Dollars
Cash Flows from Operating Activities	1,048,879	(338,731)		9,446.8
Cash Flows from Investing Activities	(1,205,632)	(46,288)		(10,858.6)
Cash Flows from Financing Activities	80,292	100,542		723.2
Cash and Cash Equivalents at End of Half Fiscal Year	439,957	197,221		3,962.5

Notes : 1. This financial information is summarized translations of the brief financial statements (*Kessan Tanshin*) and explanatory material.
2. U.S. dollar amounts are converted, for convenience only, at 111.03 yen per dollar (Interbank rate in Tokyo at September 30, 2004).
3. All amounts less than one million yen are presented on a rounding down basis.

The Sumitomo Trust & Banking Co., Ltd.

Nov. 24, 2004

Income Forecasts for Fiscal Year 2004

	Millions of Yen Full Fiscal Year
<Consolidated>	
Operating Income	470,000
Net Operating Income	145,000
Net Income	85,000
	Yen
Net Income per Share	51.02

	Millions of Yen Full Fiscal Year
<Non-consolidated>	
Operating Income	450,000
Net Operating Income	135,000
Net Income	80,000
	Yen
Net Income per Share	48.02
Cash Dividends per Share	
Common Stock	10.00

Note : Income forecasts are based on information, which is available at this moment, and assumptions of uncertain factors, which may effect on future operating results. Actual results may differ materially from those forecasts depending on various future events.

For further information, please contact Koichi Onaka / Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail: onaka@sumitomotrust.co.jp.

Consolidated Balance Sheets

(Millions of Yen)

	Sep-04 (unaudited)	Sep-03	Change	Mar-04
Assets:				
Cash and Due from Banks	637,145	425,844	211,301	747,328
Call Loans and Bills Bought	137,031	61,914	75,116	205,377
Commercial Paper and Other Debt Purchased	154,[illegible]	97,783	56,783	104,628
Trading Assets	283,863	246,328	37,534	301,134
Money Held in Trust	2,000	0	2,000	686
Investment Securities	4,970,720	3,746,289	1,224,430	3,636,779
Loans and Bills Discounted	8,728,627	8,992,977	(264,349)	8,862,059
Foreign Exchanges	9,776	9,596	180	13,339
Other Assets	1,246,245	963,464	282,781	1,015,665
Premises and Equipment	107,537	110,832	(3,294)	108,861
Deferred Tax Assets	130,438	212,063	(81,624)	150,047
Customers' Liabilities for Acceptances and Guarantees	356,083	327,807	28,276	340,283
Reserve for Possible Loan Losses	(90,701)	(113,853)	23,152	(111,785)
Reserve for Losses on Investment Securities	(3,027)	-	(3,027)	(3,027)
Total Assets	16,670,307	15,081,048	1,589,259	15,371,378
Liabilities:				
Deposits	9,049,638	8,587,543	462,094	8,785,275
Negotiable Certificates of Deposit	1,316,535	1,251,566	64,968	1,382,259
Call Money and Bills Sold	94,873	190,500	(95,626)	150,700
Payables under Repurchase Agreements	1,739,466	818,273	921,193	1,024,599
Collateral for Lending Securities	244,661	502,636	(257,974)	239,138
Trading Liabilities	39,257	46,729	(7,471)	47,171
Borrowed Money	160,680	151,329	9,351	155,393
Foreign Exchanges	6,782	12,862	(6,079)	7,216
Corporate Bonds	412,200	403,500	8,700	330,500
Convertible Bonds	-	75	(75)	70
Borrowed Money from Trust Account	1,409,181	1,358,198	50,982	1,425,148
Other Liabilities	909,604	610,191	299,412	576,391
Reserve for Employee Bonuses	4,0[illegible]1	3,654	427	4,216
Reserve for Employee Retirement Benefits	2,538	2,302	235	2,440
Deferred Tax Liabilities	250	190	60	254
Deferred Tax Liabilities on Revaluation Reserve for Land	6,627	2,956	3,671	6,826
Negative Goodwill	829	1,383	(553)	1,106
Acceptances and Guarantees	356,083	327,807	28,276	340,283
Total Liabilities	15,753,294	14,271,700	1,481,593	14,478,992
Minority Interest	90,866	89,655	1,211	90,356
Stockholders' Equity:				
Capital Stock	287,053	287,015	37	287,018
Capital Surplus	240,472	240,435	37	240,437
Retained Earnings	231,527	151,114	80,413	192,150
Revaluation Reserve for Land, Net of Tax	(3,530)	4,506	(8,037)	(3,235)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	80,701	44,782	35,918	95,941
Foreign Currency Translation Adjustment	(5,643)	(3,768)	(1,875)	(5,848)
Treasury Stock	(4,433)	(4,393)	(40)	(4,433)
Total Stockholders' Equity	826,146	719,692	106,454	802,029
Total Liabilities, Minority Interest and Stockholders' Equity	16,670,307	15,081,048	1,589,259	15,371,378

Notes to Consolidated Balance Sheets at the end of the First Half Fiscal Year 2004

1. Trading Assets and Liabilities

Transactions for "Trading Purposes" (purposes for seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or securities prices in markets and other market-related indices or from differences between markets) are included in "Trading Assets" and "Trading Liabilities" on a trade date basis.

Trading account securities and monetary claims are stated at market value of the balance sheets date and financial derivatives for trading purposes, such as swaps, futures or options, are valued on the assumption that they are settled at the balance sheets date.

2. Investment Securities

Held-to-maturity debt securities are valued on an amortized or accumulated cost basis using the moving average method. Investment in non-consolidated subsidiaries not accounted for by the equity method and investment in affiliates not accounted for by the equity method are stated at cost base using the moving average method.

Available-for-sale securities, for which market value is available, are stated at fair value calculated by using the average market value during final month of the interim period as for Japanese stocks, and by using the market value at the end of the interim period as for bonds and others, while those for which fair value is not available are stated at cost or amortized or accumulated cost basis using the moving average method.

Unrealized gains and losses on available-for-sale securities (net of tax) are included in stockholders' equity.

3. Issuance Costs of Bonds and Discounts of Bonds

Issuance costs of bonds are charged to expenses when incurred. Discount of bonds are deferred and amortized using the straight-line method over the lives of the bonds.

4. Reserve for Possible Loan Losses

For the Bank, reserve for possible loan losses is provided as detailed below, pursuant to the internal rules for self-assessment of asset quality and internal rules regarding reserve for possible credit losses.

For claims to debtors who are legally bankrupt (due to bankruptcy, subject to the Japanese Civil Rehabilitation Law, suspension of transactions with banks by the rules of clearinghouses, etc.) or virtually bankrupt, the specific reserve is provided based on the amount of claims, after direct deduction described below, net of the amount expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt, the specific reserve is provided based on the amount considered to be necessary by on an overall solvency assessment, on net amounts expected to be collected through the disposal of collateral or execution of guarantees.

Among for claims to debtors with more than certain amount of the Bank's claims, 1) who are likely to become bankrupt, 2) to whom the Bank has Restructured Loans (see following note 10), or 3) whom the Bank classifies as "Special Mention Debtors" other than substandard ones meeting certain credit criteria, where future cash flows from capital collection and interest receipt could be reasonably estimated, a reserve is provided for the difference between the present value of expected future cash flows discounted at the original contracted interest rate before relaxing to support and the current book value.

For claims which are classified to the categories other than above, the general reserve is provided based on the historical loan-loss-ratio.

The reserve for loans to borrowers in specific foreign countries is provided based on expected losses due to the political and economic situation of these countries.

All claims are assessed by the responsible branches and credit supervision divisions based on the internal rules for self-assessment of asset quality. The Corporate Risk Management Department, which is independent from branches and credit supervision divisions, subsequently conducts their audits of their assessments, and the reserve is adjusted to reflect the audit results

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount is 67,194millions of yen.

For the consolidated subsidiaries, the reserve for possible loan losses is provided based on the historical loan-loss-ratio for ordinary claims, and based on the amount expected to be uncollectible for each specific claim, respectively.

5. Reserve for Losses on Investment Securities

Reserve for losses on investment securities is provided against possible future losses on securities considering the financial conditions of issuers.

6. Reserve for Employee Retirement Benefits

Reserve for employee retirement benefits is provided based on the projected benefit obligation and the fair value of the plan assets at each year-end.

Prior service cost is recognized in expenses using the straight-line method over the average of the estimated remaining service lives (10 years). Actuarial gains and losses are recognized in expenses using the straight-line method over the average expected remaining service lives (mainly 10 years).

Unrecognized net transition obligation arising from the initial adoption of a new accounting standard, amounting to 17,503 millions of yen, is amortized straight-line basis primarily over 5 years. For this interim period, six-twelfths of such amount is stated as expense.

7. Hedge Accounting

(Interest Related Transactions)

The Bank manages interest rate risk arising from various assets and liabilities, such as loans, bills discounted, deposits, etc., by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24, hereafter "Report No. 24"). As for the hedge offsetting market fluctuations, the effectiveness of the hedge is assessed by valuating the specific set of hedged items and hedging transactions, grouped into certain maturities. As for cash-flow-hedge, the effectiveness of the hedge is assessed by confirming the correlation between the fluctuational factor of interest rate for hedged items and for hedging transactions.

Deferred hedge income (losses) resulted from "Macro Hedge Accounting", which are included in "Other Assets" and "Other Liabilities" in the consolidated balance sheets, are amortized over the remaining period for each hedging transaction. As of September 30,2004, deferred hedge losses and income resulted from "Macro Hedge Accounting" are 177,292 millions of yen and 169,163 millions of yen, respectively. "Macro Hedge Accounting" had been the former hedge accounting method, which was stated in the "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.15), under which the Bank managed the total interest rate risk arising from various financial assets and liabilities, such as loans, bills discounted, deposits etc., as a whole by using financial derivative transactions.

(Currency Related Transactions)

The Bank manages foreign exchange risk arising from various assets and liabilities denominated in foreign currencies by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No. 25, hereafter "Report No. 25").

The Bank designates specific currency swaps and foreign exchange swaps made to mitigate the foreign exchange risks arising from monetary claims and debts denominated in foreign currencies as hedging transactions. The effectiveness of the hedge is assessed by confirming that the monetary claims and debts denominated in foreign currency as hedged items exceed the position of those hedging transactions. The Bank also applies fair value hedge to mitigate foreign currency exchange rate exposure in available-for-sale securities denominated in foreign currencies (other than bonds) as "Portfolio Hedges" when hedged foreign currency securities are specified in advance to the inception of the transactions and spot forward liabilities exist on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

(Internal Hedge Transactions)

The Bank strictly applies Report No.24 and 25 to such internal hedging transactions, such as interest rate swaps and currency swaps, etc., made between the consolidated companies or between banking and trading account. The Bank assesses the effectiveness of internal hedging transactions as it does for external ones without arbitrary choices. On the basis described above, income and losses from these transactions are recognized or deferred without netting off.

(Others)

As for specific assets and liabilities, the Bank also applies the individual deferred hedge accounting or the accrual-basis calculation on interest rate swaps.

8. Delinquent Loans

"Loans in Bankruptcy Proceedings" and "Other Delinquent Loans" are 9,756 millions of yen and 105,626 millions of yen, respectively.

Loans in bankruptcy proceedings are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in Article 96 1-3 or 4 of Enforcement Ordinance for the Corporation Tax Law.

Other delinquent loans are non-accrual loans other than 1) loans in bankruptcy proceedings and 2) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

9. Loans More than Three Months Past Due

"Loans More than Three Months Past Due" is 15 millions of yen.

Loans more than three months past due are those loans for which principal or interest payments are more than three months past due from the date succeeding the due date and exclude those loans classified as delinquent loans.

10. Restructured Loans

"Restructured Loans" is 80,796 millions of yen.

Restructured loans are those loans of which terms have been relaxed to support borrowers who are in financial difficulties and exclude delinquent loans and loans more than three months past due.

11. Other Assets

"Other Assets" in the consolidated balance sheets includes the amount of 6,316 million yen of provisional payment of the withholding tax. The Bank received reassessment notice from the tax office claiming the Bank's responsibility for collecting withholding tax on some of its repurchase agreement transactions. However, the Bank filed a petition with Tax Tribunal objecting to such tax imposition, and the claim is on the trial.

12. Accrued Income of Trust Fees

From this first half fiscal year 2004, trust fees based on the balance of entrusted assets formerly accounted only at the end of each trust accounting period have been accrued for the period elapsed in order to more appropriately report the earnings of the Bank. As a result, the operating income and the operating expenses increased by 5,505 millions, 1,266 millions of yen, respectively, and net operating profit as well as income before income taxes increased by 4,239 million of yen.

13. Impairment of Fixed Assets

The Bank has implemented an early application of the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (issued by the Business Accounting Deliberation Council on August 9, 2002), and the Financial Accounting Standard Implementation Guidance No.6, "Implementation Guidance on Accounting Standards for Impairment of Fixed Assets" (issued by the Accounting Standards Board of Japan on October 31, 2003), as they permitted such early adoption from the beginning of April 2004. As a result, income before income taxes decreased by 76 millions of yen.

Consolidated Statements of Operations

(Millions of Yen)

	Sep-04 (unaudited)	Sep-03	Change	Mar-04
Operating Income:				
Trust Fees	37,2[illegible]3	31,627	5,626	76,401
Interest Income:	114,332	107,363	6,969	213,292
Interest on Loans and Discounts	58,725	61,338	(2,613)	120,786
Interest and Dividends on Securities	44,469	42,904	1,565	86,168
Fees and Commissions	39,446	33,203	6,243	72,137
Trading Revenue	1,541	3,008	(1,467)	3,760
Other Operating Income	24,019	60,227	(36,208)	76,227
Other Income	21,155	26,584	(5,429)	56,437
Total Operating Income	237,749	262,014	(24,265)	498,256
Operating Expenses:				
Interest Expenses:	43,935	58,668	(14,732)	93,583
Interest on Deposits	15,434	16,129	(695)	29,964
Fees and Commissions	10,189	8,239	1,950	19,309
Trading Expenses	86	-	86	-
Other Operating Expenses	31,886	24,031	7,855	49,015
General and Administrative Expenses	69,119	66,545	2,573	132,716
Other Expenses	18,132	37,897	(19,764)	67,940
Total Operating Expenses	173,350	195,381	(22,031)	362,565
Net Operating Income	64,398	66,632	(2,234)	135,690
Extraordinary Income	18,880	8,642	10,237	8,017
Extraordinary Expenses	2,457	3,004	(547)	5,052
Income before Income Taxes	80,821	72,270	8,550	138,656
Provision for Income Taxes:				
Current	7[illegible]3	532	190	1,201
Deferred	29,467	28,932	534	54,025
Minority Interest in Net Income	1,842	1,843	(1)	3,798
Net Income	48,788	40,961	7,826	79,629

Notes to Consolidated Statements of Operations for the First Half Fiscal Year 2004

1. Trading profits and losses

Profits and losses on trading transactions are shown as trading revenue or trading expenses on a trade date basis.

2.Other Income

"Other Income" includes 10,803 millions yen of gains on sale of shares and other securities.

3.Other Expenses

"Other Expenses" includes 805 millions yen of claims write-offs of loans and 2,302 millions yen of losses on devaluation of shares and other securities.

4. Extraordinary Income

"Extraordinary Income" includes 16,727 millions yen of net transfer from reserve for possible loan losses.

5. Extraordinary Expenses

"Extraordinary Expenses" include 1,829 millions yen of the amortizing cost of the net transition obligation, which arose from the initial adoption of a new accounting standard for employee retirement benefits (see note 6 to consolidated balance sheets).

6. External Standards Taxation

With the implementation of the "Revision of the Local Tax Law" (Legislation No. 9, March 2003) on March 31, 2003, a part of the tax basis of enterprise taxes is to be a combination of "amount of added value" and "amount of capital" from the fiscal year beginning on April 1, 2004. Accordingly, such taxes based on a combination of "amount of added value" and "amount of capital" are included in general and administrative expenses in accordance with the "Practical Solution on Presentation of External Standards Taxation of the Enterprise Taxes in the Statements of Operations" (Application Report No.12 issued by the Accounting Standards Board of Japan on February 13, 2004).

Consolidated Statements of Capital Surplus and Retained Earnings

(Millions of Yen)

	Sep-04 (unaudited)	Sep-03	Change	Mar-04
(Capital Surplus)				
Balance at Beginning of the Period	240,437	240,435	2	240,435
Increase	35	-	35	2
Balance at End of the Period	240,472	240,435	37	240,437
(Retained Earnings)				
Balance at Beginning of the Period	192,150	114,190	77,959	114,190
Increase	49,082	42,059	7,022	83,095
Decrease	9,704	5,135	4,569	5,135
Balance at End of the Period	231,527	151,114	80,413	192,150

Consolidated Statements of Cash Flows

(Millions of Yen)

	Sep-04 (unaudited)	Sep-03	Change	Mar-04
Cash Flows from Operating Activities :				
Income before Income Taxes and Minority Interest	80,821	72,270	8,550	138,656
Depreciation	2,564	2,860	(296)	5,846
Losses on Impairment of Fixed Assets	76	-	76	-
Amortization of Negative Goodwill	(276)	(276)	-	(553)
Equity in Losses (Earnings) of Affiliates	(653)	1,053	(1,707)	(99)
Increase (Decrease) in Reserve for Possible Loan Losses	(21,084)	(25,206)	4,122	(27,275)
Increase (Decrease) in Reserve for Losses on Investment Securities	-	-	-	3,027
Increase (Decrease) in Reserve for Employee Bonuses	(135)	(321)	186	241
Increase (Decrease) in Reserve for Employee Retirement Benefits	98	23	75	160
Interest Income	(114,332)	(107,363)	(6,969)	(213,292)
Interest Expenses	43,935	58,668	(14,732)	93,583
Losses (Gains) on Securities	(21,548)	(21,663)	115	(54,094)
Losses (Gains) on Money Held in Trust	(5)	(2)	(2)	(33)
Losses (Gains) on Foreign Exchange	(80,239)	65,385	(145,624)	107,884
Losses (Gains) on Sale of Premises and Equipment	542	1,170	(627)	1,387
Net Decrease (Increase) in Trading Assets	17,271	433,597	(416,325)	378,791
Net Increase (Decrease) in Trading Liabilities	(7,914)	(283,674)	275,759	(283,231)
Net Decrease (Increase) in Loans and Bills Discounted	135,914	150,332	(14,417)	281,413
Net Increase (Decrease) in Deposits	263,769	(111,261)	375,031	86,470
Net Increase (Decrease) in Negotiable Certificates of Deposit	(65,723)	(307,079)	241,355	(176,386)
Net Increase (Decrease) in Borrowed Money other than Subordinated Borrowings	(4,612)	(328)	(4,284)	(1,264)
Net Decrease (Increase) in Due from Banks other than from Bank of Japan	33,888	(37,020)	70,909	(39,475)
Net Decrease (Increase) in Call Loans and Others	18,818	(13,433)	32,251	(163,740)
Net Increase (Decrease) in Call Money and Others	659,041	(188,859)	847,900	(22,333)
Net Increase (Decrease) in Collateral for Lending Securities	5,523	115,765	(110,242)	(147,731)
Net Decrease (Increase) in Foreign Exchange Assets	82	3,921	(3,839)	(1,882)
Net Increase (Decrease) in Foreign Exchange Liabilities	(433)	3,143	(3,577)	(2,502)
Net Increase (Decrease) in Borrowed Money from Trust Account	(15,967)	(119,147)	103,180	(52,197)
Interest Income Received on Cash Basis	119,163	127,269	(8,105)	229,674
Interest Expenses Paid on Cash Basis	(38,855)	(65,594)	26,738	(93,158)
Other - Net	39,870	(92,440)	132,310	(56,362)
Sub-Total	1,049,599	(338,209)	1,387,809	(8,479)
Income Tax Paid	(719)	(521)	(198)	(777)
Net Cash Provided by (Used in) Operating Activities	1,048,879	(338,731)	1,387,610	(9,256)
Cash Flows from Investing Activities :				
Purchase of Securities	(5,575,638)	(3,422,963)	(2,152,675)	(8,385,863)
Proceeds from Sale of Securities	3,917,975	2,754,765	1,163,209	7,368,617
Proceeds from Redemption of Securities	455,274	620,642	(165,368)	1,035,633
Increase in Money Held in Trust	(1,313)	(0)	(1,313)	(686)
Purchase of Premises and Equipment	(2,610)	(1,320)	(1,289)	(3,047)
Proceeds from Sale of Premises and Equipment	681	2,587	(1,906)	2,845
Net Cash Provided by (Used in) Investing Activities	(1,205,632)	(46,288)	(1,159,343)	17,498
Cash Flows from Financing Activities :				
Proceeds from Subordinated Borrowings	10,000	10,000	-	15,000
Proceeds from Subordinated Bonds and Convertible Bonds	89,538	97,009	(7,471)	128,803
Redemption of Subordinated Bonds and Convertible Bonds	(8,300)	-	(8,300)	(107,366)
Cash Dividends Paid	(9,624)	(5,131)	(4,493)	(5,133)
Cash Dividends Paid to Minority Stockholders	(1,317)	(1,305)	(11)	(2,615)
Purchase of Treasury Stock	(41)	(30)	(10)	(73)
Proceeds from Sale of Treasury Stock	38	1	37	3
Net Cash Provided by (Used in) Financing Activities	80,292	100,542	(20,249)	28,618
Effect on Exchange Rate Changes on Cash and Cash Equivalents	165	(27)	192	(2,335)
Net Change in Cash and Cash Equivalents	(76,294)	(284,504)	208,210	34,525
Cash and Cash Equivalents at Beginning of Year	516,251	481,726	34,525	481,726
Cash and Cash Equivalents at End of (Half) Year	439,957	197,221	242,735	516,251

Notes to Consolidated Statements of Cash Flows for the First Half Fiscal Year 2004

1. Definition of Cash and Cash Equivalents

For the purpose of reporting cash flows, "Cash and Cash Equivalents" is defined as cash and due from Bank of Japan ("BOJ") for the Bank and as cash and due from banks for the consolidated subsidiaries.

2. Reconciliation between Cash and Cash Equivalents

	(Millions of Yen)
Cash and Due from Banks	637,145
Due from Banks (excluding due from BOJ)	(197,188)
Cash and Cash Equivalents	439,957

Segment Information by Location (Consolidated)

Half Year ended September 30, 2004 (unaudited) (Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
Total Operating Income	211,495	14,495	13,517	3,375	242,884	(5,134)	237,749
(1) Unaffiliated Customers	210,951	10,776	12,844	3,177	237,749	-	237,749
(2) Intersegment	543	3,719	673	198	5,134	(5,134)	-
Total Operating Expenses	154,844	10,749	10,538	2,353	178,485	(5,134)	173,350
Net Operating Income	56,651	3,745	2,979	1,021	64,398	-	64,398

Half Year ended September 30, 2003 (Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
Total Operating Income	220,292	21,673	16,397	8,826	267,189	(5,174)	262,014
(1) Unaffiliated Customers	219,651	18,111	15,637	8,613	262,014	-	262,014
(2) Intersegment	640	3,561	759	212	5,174	(5,174)	-
Total Operating Expenses	162,544	17,220	15,222	5,568	200,556	(5,174)	195,381
Net Operating Income	57,748	4,452	1,174	3,257	66,632	-	66,632

Year ended March 31, 2004 (Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
I Total Operating Income	411,978	42,611	41,080	13,059	508,729	(10,472)	498,256
(1) Unaffiliated Customers	410,197	35,776	39,605	12,676	498,256	-	498,256
(2) Intersegment	1,780	6,834	1,474	383	10,472	(10,472)	-
Total Operating Expenses	294,767	34,570	35,274	7,857	372,470	(9,904)	362,565
Net Operating Income	117,210	8,040	5,805	5,202	136,258	(567)	135,690
II Total Assets	14,822,688	944,510	555,588	477,926	16,800,713	(1,429,334)	15,371,378

Market Value Information for the First Half Fiscal Year 2004 (Consolidated)
(unaudited)

1. Securities

The information includes a part of "Cash and Due from Banks" and "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Held-to-Maturity Debt Securities with Market Value

	September 30, 2004				
	Book	Market		Unrealized Gain(Loss)	
Millions of Yen	Value	Value	Net	Gain	Loss
Japanese Government Bonds	254,103	255,512	1,409	1,410	0
Japanese Local Government Bonds	-	-	-	-	-
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	101,785	101,945	159	159	-
Foreign Government Bonds and Others	8,036	8,252	216	218	2
Total	363,924	365,710	1,786	1,789	3

Market value is based on the closing prices at the end of the interim period.

(b) Available-for-Sale Securities with Market Value

	September 30, 2004				
		Book		Unrealized Gain(Loss)	
Millions of Yen	Cost	Value	Net	Gain	Loss
Japanese Stocks	430,761	572,988	142,226	161,004	18,777
Japanese Bonds	1,215,320	1,213,486	(1,834)	1,256	3,090
Government Bonds	981,491	979,082	(2,409)	170	2,579
Local Government Bonds	49,527	49,459	(68)	306	375
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	184,301	184,944	643	779	135
Foreign Securities and Others	2,484,677	2,479,522	(5,155)	10,986	16,141
Total	4,130,760	4,265,996	135,235	173,246	38,010

Book value in the consolidated balance sheets reflects market value calculated by using the average market value during final month of the interim period as for Japanese stocks, and by using the market value at the end of the interim period as for the securities other than Japanese stocks.

(c) Investment Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

	September 30, 2004
	Book
Millions of Yen	Value
Available-for-Sale Securities	
Unlisted Japanese Bonds	152,981
Unlisted Foreign Securities	136,690
Unlisted Japanese Stocks (excluding stocks sold in public market)	77,754

(d) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

	September 30, 2004		
Millions of Yen	*Book Value*	*Market Value*	*Net*
Investments in Affiliates	149	1,698	1,548

Market value is based on the closing prices at the end of the interim period.

2. Money Held in Trust

(a) Money Held in Trust being Held-to-Maturity

There are no corresponding items.

(b) Money Held in Trust for Others (other than for Trading Purpose and being Held-to-Maturity)

	September 30, 2004				
				Unrealized Gain(Loss)	
Millions of Yen	*Cost*	*Book Value*	*Net*	*Gain*	*Loss*
Money Held in Trust for Others	2,000	2,000	-	-	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Available-for-Sale Securities, Net of Tax" in the consolidated balance sheets.

Millions of Yen	*September 30, 2004*
Net Unrealized Gains	134,853
Available-for-Sale Securities	134,853
(-) Amount Equivalent to Deferred Tax Liabilities	54,802
Total (before adjustment for Minority Interest)	80,051
(-) Minority Interest	64
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	713
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	80,701

Market Value Information for the First Half Fiscal Year 2003 (Consolidated)

1. Securities

The information includes a part of "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Held-to-Maturity Debt Securities with Market Value

Millions of Yen	*Book Value*	*Market Value*	*Net*	*Unrealized Gain(Loss)* *Gain*	*Loss*
					September 30, 2003
Japanese Government Bonds	-	-	-	-	-
Japanese Local Government Bonds	-	-	-	-	-
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Foreign Government Bonds and Others	15,784	16,380	595	612	17
Total	15,784	16,380	595	612	17

Market value is based on the closing prices at the end of the interim period.

(b) Available-for-Sale Securities with Market Value

Millions of Yen	*Cost*	*Book Value*	*Net*	*Unrealized Gain(Loss)* *Gain*	*Loss*
					September 30, 2003
Japanese Stocks	487,067	557,701	70,633	108,742	38,108
Japanese Bonds	1,203,934	1,190,992	(12,942)	4,877	17,819
Government Bonds	832,231	816,165	(16,065)	302	16,368
Local Government Bonds	37,358	37,412	53	658	605
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	334,344	337,414	3,069	3,916	846
Foreign Securities and Others	1,803,951	1,820,429	16,478	31,441	14,963
Total	3,494,953	3,569,12[illegible]	74,169	145,062	70,892

Book value in the consolidated balance sheets reflects market value calculated by using the average market value during final month of the interim period as for Japanese stocks, and by using the market value at the end of the interim period as for the securities other than Japanese stocks.

(c) Investment Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

Millions of Yen	*September 30, 2003* *Book Value*
Available-for-Sale Securities	
Unlisted Foreign Securities	94,171
Unlisted Japanese Stocks (excluding stocks sold in public market)	63,432
Trust Certificates of Loan Trust	11,027

2. Money Held in Trust

(a) Money Held in Trust being Held-to-Maturity

There are no corresponding items.

(b) Money Held in Trust for Others (other than for Trading Purpose and being Held-to-Maturity)

	September 30, 2003				
				Unrealized Gain(Loss)	
Millions of Yen	*Cost*	*Book Value*	*Net*	*Gain*	*Loss*
Money Held in Trust for Others	0	0	-	-	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Available-for-Sale Securities, Net of Tax" in the consolidated balance sheets.

Millions of Yen	*September 30, 2003*
Net Unrealized Gains	73,810
Available-for-Sale Securities	73,810
(-) Amount Equivalent to Deferred Tax Liabilities	29,594
Total (before adjustment for Minority Interest)	44,215
(-) Minority Interest	44
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	611
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	44,782

Market Value Information for Fiscal Year 2003 (Consolidated)

1. Securities

The information includes a part of "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

	March 31, 2004	
Millions of Yen	*Book Value*	*Net Unrealized Gain (Loss) Reflected on the Statements of Operations*
Trading Securities	256,428	(35)

(b) Held-to-Maturity Debt Securities with Market Value

					March 31, 2004
	Book	*Market*	*Unrealized Gain(Loss)*		
Millions of Yen	*Value*	*Value*	*Net*	*Gain*	*Loss*
Japanese Government Bonds	279	278	(1)	0	1
Japanese Local Government Bonds	-	-	-	-	-
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Foreign Government Bonds and Others	10,110	10,481	370	376	5
Total	10,390	10,760	369	377	7

Market value is based on the closing prices at the end of the fiscal period.

(c) Available-for-Sale Securities with Market Value

					March 31, 2004
		Book	*Unrealized Gain(Loss)*		
Millions of Yen	*Cost*	*Value*	*Net*	*Gain*	*Loss*
Japanese Stocks	450,824	609,902	159,077	175,285	16,208
Japanese Bonds	1,165,292	1,156,378	(8,914)	1,293	10,207
Government Bonds	933,310	924,240	(9,069)	113	9,183
Local Government Bonds	60,228	59,955	(273)	428	702
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	171,753	172,183	429	752	322
Foreign Securities and Others	1,501,371	1,511,710	10,339	15,668	5,329
Total	3,117,489	3,277,991	160,502	192,248	31,745

Book value in the consolidated balance sheets reflects market value calculated by using the average market value during final month of the fiscal period as for Japanese stocks, and by using the market value at the end of the fiscal period as for the securities other than Japanese stocks.

(d) Available-for-Sale Securities Sold during the Fiscal Year

			March 31, 2004
Millions of Yen	*Amount Sold*	*Gain*	*Loss*
Available-for-Sale Securities	7,308,180	113,633	55,897

(e) Investment Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

	March 31, 2004
Millions of Yen	*Book Value*
Available-for-Sale Securities	
Unlisted Japanese Bonds	139,477
Unlisted Foreign Securities	129,789
Unlisted Japanese Stocks (excluding stocks sold in public market)	79,615

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities with maturity and Held-to-Maturity Debt Securities

	March 31, 2004			
	Book Value			
Millions of Yen	*~1YR*	*1YR ~ 5YR*	*5YR ~ 10YR*	*10YR ~*
Japanese Bonds	54,983	712,404	502,177	26,568
Government Bonds	5,990	457,963	435,414	25,150
Local Government Bonds	1,691	28,181	30,081	-
Short-Term Corporate Bonds	-			
Corporate Bonds	47,300	226,259	36,682	1,418
Foreign Securities and Others	65,128	700,722	629,083	167,884
Total	120,112	1,413,126	1,131,261	194,453

(h) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

	March 31, 2004		
Millions of Yen	*Book Value*	*Market Value*	*Net*
Investments in Affiliates	149	1,775	1,625

Market value is based on the closing prices at the end of the fiscal period.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose and being Held-to-Maturity

There are no corresponding items.

(b) Money Held in Trust for Others (other than for Trading Purpose and being Held-to-Maturity)

	March 31, 2004				
				Unrealized Gain(Loss)	
Millions of Yen	*Cost*	*Book Value*	*Net*	*Gain*	*Loss*
Money Held in Trust for Others	686	686	-	-	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Available-for-Sale Securities, Net of Tax" in the consolidated balance sheets.

Millions of Yen	March 31, 2004
Net Unrealized Gains	160,067
Available-for-Sale Securities	160,067
(-) Amount Equivalent to Deferred Tax Liabilities	64,805
Total (before adjustment for Minority Interest)	95,262
(-) Minority Interest	79
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	758
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	95,941

Financial Derivatives for the First Half Fiscal Year 2004 and 2003 (Consolidated)

(a) Interest Related Transactions

	September 30, 2004 (unaudited)			September 30, 2003		
Millions of Yen	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*
Listed						
Interest Futures						
Sold	20,204,997	(29,036)	(29,036)	30,411,280	(62,905)	(62,905)
Purchased	19,106,981	7,190	7,190	26,978,046	22,932	22,932
Interest Options						
Sold	1,031,152	(100)	259	2,711,795	(845)	(76)
Purchased	536,695	21	(73)	3,187,584	439	(679)
Over-the-Counter						
Forward Rate Agreements	-	-	-	-	-	-
Interest Rate Swaps						
Fix Rcv-Flt Pay	21,905,725	533,971	533,971	20,085,224	669,479	669,479
Flt Rcv-Fix Pay	21,222,542	(495,754)	(495,754)	19,136,881	(595,176)	(595,176)
Flt Rcv-Flt Pay	4,725,151	(233)	(233)	3,924,135	(514)	(514)
Interest Options						
Sold	2,106,484	(7,326)	(1,092)	524,289	(2,033)	(1,247)
Purchased	1,498,100	14,225	(1,675)	577,433	6,281	4,523
Others	-	-	-	-	-	-
Total		22,956	13,554		37,657	36,336

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24) are excluded from the schedule above.

(b) Currency Related Transactions

	September 30, 2004 (unaudited)			September 30, 2003		
Millions of Yen	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*
Listed						
Currency Futures	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-
Over-the-Counter						
Currency Swaps	73,398	2,448	2,448	50,383	2,852	2,852
Forward						
Sold	1,712,637	(11,022)	(11,022)	1,939,552	98,371	98,371
Purchased	2,000,296	13,817	13,817	2,243,158	(93,479)	(93,479)
Currency Options						
Sold	342,479	(3,326)	2,180	1,902	(3,033)	(1,426)
Purchased	358,812	3,082	(1,397)	1,928	3,240	1,582
Others	-	-	-	-	-	-
Total		4,999	6,025		7,951	7,900

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the consolidated balance sheets at the end of the interim period, or eliminated therefrom in the process of consolidation, are excluded from the schedule above.

(c) Stock Related Transactions

Millions of Yen	*September 30, 2004 (unaudited)* Contract Value	Market Value	Unrealized Gain (Loss)	*September 30, 2003* Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Stock Index Futures						
Sold	11,563	189	189	18,864	462	462
Purchased	22,538	(90)	(90)	415	(5)	(5)
Stock Index Options						
Sold	2,155	(30)	(5)	2,250	(11)	9
Purchased	162,286	109	(1,014)	6,497	24	(28)
Over-the-Counter						
Stock Options	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-
Others	-	-	-	-	-	-
Total		178	(920)		468	437

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(d) Bond Related Transactions

Millions of Yen	*September 30, 2004 (unaudited)* Contract Value	Market Value	Unrealized Gain (Loss)	*September 30, 2003* Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Bond Futures						
Sold	1,380,932	(4,006)	(4,006)	1,273,442	(27,511)	(27,511)
Purchased	1,324,839	1,303	1,303	1,287,697	21,741	21,741
Bond Future Options						
Sold	165,685	(528)	139	73,316	(579)	(100)
Purchased	215,392	580	(331)	258,607	1,429	451
Over-the-Counter						
Bond Options						
Sold	14,570	(74)	(40)	13,861	(102)	206
Purchased	4,932	0	(13)	13,861	569	239
Others	-	-	-	-	-	-
Total		(2,725)	(2,949)		(4,452)	(4,972)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(e) Commodity Related Transactions

The Bank did not have any commodity related transactions as of September 30, 2004 and September 30, 2003.

(f) Credit Derivative Transactions

Millions of Yen	*September 30, 2004 (unaudited)* Contract Value	Market Value	Unrealized Gain (Loss)	*September 30, 2003* Contract Value	Market Value	Unrealized Gain (Loss)
Over-the-Counter						
Credit Derivatives						
Sold	7,100	1	1	2,000	3	3
Purchased	-	-	-	3,000	(18)	(18)
Total		1	1		(14)	(14)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Financial Derivatives for Fiscal Year 2003 and 2002 (Consolidated)

(a) Interest Related Transactions

	March 31, 2004				March 31, 2003			
Millions of Yen	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Interest Futures								
Sold	26,176,879	5,571,431	(63,839)	(63,839)	4,121,446	156,962	(4,905)	(4,905)
Purchased	21,726,530	3,538,557	28,345	28,345	4,293,304	171,146	5,471	5,471
Interest Options								
Sold	1,277,742	9,645	(313)	(1)	963,808	-	(143)	7
Purchased	831,495	-	290	89	842,235	-	159	(7)
Over-the-Counter								
Forward Rate Agreements	-	-	-	-	-	-	-	-
Interest Rate Swaps								
Fix Rcv-Flt Pay	21,164,611	17,736,622	641,194	641,194	11,357,723	9,735,692	315,416	315,416
Flt Rcv-Fix Pay	20,184,050	16,735,699	(585,331)	(585,331)	10,834,784	9,348,652	(316,994)	(316,994)
Flt Rcv-Flt Pay	4,125,158	3,549,658	(461)	(461)	2,252,100	2,153,600	3,311	3,311
Interest Options								
Sold	791,635	698,264	(3,384)	(1,383)	524,120	351,810	(1,438)	1,766
Purchased	1,226,826	1,212,261	13,812	2,374	289,415	150,680	2,893	384
Others	-	-	-	-	-	-	-	-
Total			30,311	20,985			3,770	4,451

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Among derivative transactions subject to "Macro Hedge Accounting" in accordance with the temporary treatment regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24) in the previous periods, but not re-distinguished as hedge purpose transaction in the regular rules of the hedge accounting from the beginning of this fiscal period are included in the schedule above.
And deferred hedge income (losses) based on "Macro Hedge Accounting" are amortized accounting to remaining period for each hedge transaction.
Market value transactions listed are calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.
Market value of OTC transactions are calculated mainly using discounted present value and option pricing models.

(b) Currency Related Transactions

	March 31, 2004				March 31, 2003			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Listed								
Currency Futures	-	-	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-	-	-
Over-the-Counter								
Currency Swaps	48,042	44,208	4,374	4,374	46,655	44,058	3,276	3,276
Forward								
Sold	2,109,758	97,740	64,390	64,390	-	-	-	-
Purchased	2,306,627	101,009	(63,605)	(63,605)	-	-	-	-
Currency Options								
Sold	1,331	171	(2,020)	(82)	-	-	-	-
Purchased	2,011	161	1,878	1	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			5,017	5,077			3,276	3,276

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the consolidated balance sheets at the end of the fiscal period, or eliminated therefrom in the process of consolidation, are excluded from the schedule above.
Currency swaps subject to the accrual-basis standard for foreign currency accounting treatment in accordance with the temporary treatment regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) at the end of the previous fiscal period are as shown below.

	March 31, 2003		
Millions of Yen	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*
Currency Swaps	589,146	(875)	(875)

Market value is calculated mainly using discounted present value.
Forward exchange contracts and currency options whose unrealized gains (losses) are reflected on the consolidated statements of operations after being evaluated on a mark-to-market basis in the previous periods are included in the schedule above from this fiscal period.
Currency swaps subject to hedge accounting treatments in accordance with "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) are excluded from this category.
Contract value of currency related derivative transactions subject to the mark-to-market evaluation at the end of the previous fiscal period are as shown below.

	March 31, 2003
Millions of Yen	*Contract Value*
Listed	
Currency Futures	-
Currency Options	-
Over-the-Counter	
Forward	
Sold	2,527,166
Purchased	2,477,226
Currency Options	
Sold	3,766
Purchased	3,575
Others	-

(c) Stock Related Transactions

Millions of Yen	March 31, 2004 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2003 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Stock Index Futures								
Sold	8,050	-	(358)	(358)	8,713	-	(8)	(8)
Purchased	-	-	-	-	649	-	(18)	(18)
Stock Index Options								
Sold	-	-	-	-	5,180	-	(84)	63
Purchased	-	-	-	-	-	-	-	-
Over-the-Counter								
Stock Options	-	-	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(358)	(358)			(111)	36

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value transactions listed are calculated mainly using the closing prices on the Tokyo Stock Exchange and others.
Market value of OTC transactions are calculated mainly using discounted present value and option pricing models.

(d) Bond Related Transactions

Millions of Yen	March 31, 2004 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2003 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Bond Futures								
Sold	1,339,701	-	(6,384)	(6,384)	278,195	-	(988)	(988)
Purchased	1,363,071	-	1,962	1,962	257,253	-	702	702
Bond Future Options								
Sold	160,726	-	(456)	12	360	-	(0)	1
Purchased	447,007	-	1,072	(243)	480	-	2	(0)
Over-the-Counter								
Bond Options	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(3,805)	(4,653)			(285)	(285)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value transactions listed are calculated mainly using the closing prices on the Tokyo Stock Exchange and others.
Market value of OTC transactions are calculated mainly using option pricing models.

(e) Commodity Related Transactions

The Bank did not have any commodity related transactions as of March 31, 2004 and 2003.

(f) Credit Derivative Transactions

	March 31, 2004				March 31, 2003			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Over-the-Counter								
Credit Derivatives								
Sold	500	500	2	2	-	-	-	-
Purchased	1,000	1,000	(6)	(6)	229,852	1,000	137	(179)
Total			(4)	(4)			137	(179)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value is calculated using discounted present value.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Non-Consolidated Balance Sheets

(Millions of Yen)

	Sep-04 (unaudited)	Sep-03	Change	Mar-04
Assets:				
Cash and Due from Banks	631,823	422,372	209,450	751,656
Call Loans	107,161	30,000	77,161	114,789
Bills Bought	-	-	-	62,600
Commercial Paper and Other Debt Purchased	151,267	93,583	57,683	102,428
Trading Assets	284,459	247,008	37,451	301,896
Money Held in Trust	2,000	0	2,000	686
Investment Securities	4,970,942	3,744,658	1,226,284	3,636,250
Loans and Bills Discounted	8,752,611	9,018,876	(266,265)	8,887,978
Foreign Exchanges	9,776	9,596	180	13,339
Other Assets	1,231,767	948,014	283,752	1,001,024
Premises and Equipment	96,903	99,773	(2,870)	97,932
Deferred Tax Assets	122,007	200,786	(78,779)	141,371
Customers' Liabilities for Acceptances and Guarantees	537,114	457,877	79,236	474,756
Reserve for Possible Loan Losses	(87,990)	(111,281)	23,291	(109,091)
Reserve for Losses on Investment Securities	(4,774)	(690)	(4,083)	(4,774)
Total Assets	16,805,070	15,160,576	1,644,494	15,472,846
Liabilities:				
Deposits	9,017,107	8,555,154	461,953	8,758,651
Negotiable Certificates of Deposit	1,320,195	1,251,706	68,488	1,387,329
Call Money	85,173	103,400	(18,226)	90,000
Payables under Repurchase Agreements	1,739,466	818,273	921,193	1,024,599
Collateral for Lending Securities	244,661	502,636	(257,974)	239,138
Bills Sold	9,700	87,100	(77,400)	60,700
Trading Liabilities	39,853	47,408	(7,554)	47,933
Borrowed Money	492,780	444,377	48,403	445,567
Foreign Exchanges	7,896	13,041	(5,144)	12,664
Corporate Bonds	162,700	192,700	(30,000)	122,700
Convertible Bonds	-	75	(75)	70
Borrowed Money from Trust Account	1,409,181	1,358,198	50,982	1,425,148
Other Liabilities	898,529	594,888	303,641	564,547
Reserve for Employee Bonuses	3,357	2,940	416	3,476
Reserve for Employee Retirement Benefits	282	226	55	305
Deferred Tax Liabilities on Revaluation Reserve for Land	6,627	1,453	5,174	6,826
Acceptances and Guarantees	537,114	457,877	79,236	474,756
Total Liabilities	15,974,628	14,431,459	1,543,169	14,664,414
Stockholders' Equity:				
Capital Stock	287,053	287,015	37	287,018
Capital Surplus	240,472	240,435	37	240,437
Additional Paid-in Capital	240,472	240,435	37	240,437
Retained Earnings	230,754	160,323	70,431	193,861
Legal Retained Earnings	46,580	45,603	976	45,603
Voluntary Reserves	131,872	68,872	62,999	68,872
Unappropriated Profit at End of the Period	52,302	45,846	6,455	79,385
Net Income	46,303	40,389	5,914	73,928
Revaluation Reserve for Land, Net of Tax	(3,530)	2,138	(5,669)	(3,235)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	80,126	43,598	36,528	94,783
Treasury Stock	(4,433)	(4,393)	(40)	(4,433)
Total Stockholders' Equity	830,442	729,117	101,325	808,432
Total Liabilities and Stockholders' Equity	16,805,070	15,160,576	1,644,494	15,472,846

Non-Consolidated Statements of Operations and Retained Earnings

(Millions of Yen)

	Sep-04 (unaudited)	Sep-03	Change	Mar-04
Operating Income:				
Trust Fees	37,253	31,627	5,626	76,401
Interest Income:	114,004	106,582	7,422	212,429
Interest on Loans and Discounts	58,928	61,381	(2,452)	120,930
Interest and Dividends on Securities	43,957	42,460	1,496	85,749
Fees and Commissions	31,980	25,827	6,153	57,984
Trading Revenue	1,541	3,008	(1,467)	3,760
Other Operating Income	24,021	60,359	(36,338)	76,201
Other Income	18,950	24,929	(5,979)	51,956
Total Operating Income	227,751	252,334	(24,583)	478,733
Operating Expenses:				
Interest Expenses:	45,057	59,384	(14,326)	94,981
Interest on Deposits	15,168	15,796	(628)	29,456
Fees and Commissions	16,885	13,319	3,565	30,453
Trading Expenses	86	-	86	-
Other Operating Expenses	31,880	24,026	7,853	49,015
General and Administrative Expenses	57,181	56,887	293	113,467
Other Expenses	17,800	36,329	(18,529)	68,705
Total Operating Expenses	168,891	189,947	(21,055)	356,622
Net Operating Income	58,860	62,387	(3,527)	122,110
Extraordinary Income	19,087	8,728	10,359	8,843
Extraordinary Expenses	2,440	2,973	(532)	4,955
Income before Income Taxes	75,507	68,142	7,364	125,998
Provision for Income Taxes:				
Current	45	44	0	104
Deferred	29,158	27,708	1,449	51,965
Net Income	46,303	40,389	5,914	73,928
Retained Earnings Brought Forward from Previous Year	5,708	4,359	1,348	4,359
Transfer from Revaluation Reserve for Land, Net of Tax	294	1,098	(804)	1,098
Deferential Loss on Disposal of Treasury Stock	3	0	2	1
Unappropriated Profit at End of the Period	52,302	45,846	6,455	79,385

Statements of Trust Account (unaudited)

(Millions of Yen)

	Sep-04	Sep-03	Change	Mar-04
Assets:				
Loans and Bills Discounted	1,001,893	1,499,722	(497,828)	1,132,607
Investment Securities	5,950,395	5,363,196	587,198	5,796,846
Money Held in Trust	36,063,837	37,971,904	(1,908,067)	37,804,184
Securities Held in Custody Accounts	645	880	(235)	875
Money Claims	3,389,575	3,162,319	227,255	3,375,654
Premises and Equipment	2,452,159	2,047,854	404,305	2,095,424
Other Claims	85,390	66,426	18,964	73,831
Loans to Banking Account	1,409,181	1,358,198	50,982	1,425,148
Cash and Due from Banks	213,256	161,058	52,198	184,590
Total Assets	50,566,336	51,631,561	(1,065,225)	51,889,165
Liabilities:				
Money Trusts	16,880,087	18,943,918	(2,063,830)	18,475,916
Pension Trusts	5,544,434	5,187,752	356,681	6,017,425
Property Formation Benefit Trusts	9,841	11,137	(1,295)	11,256
Loan Trusts	1,128,654	1,617,789	(489,134)	1,362,069
Securities Investment Trusts	7,815,287	6,784,070	1,031,216	7,210,767
Money Entrusted, other than Money Trusts	2,350,478	3,231,977	(881,499)	2,689,844
Securities Trusts	9,294,997	9,107,795	187,201	9,119,565
Money Claim Trusts	3,112,772	2,836,827	275,944	3,060,074
Equipment Trusts	3,658	4,590	(931)	4,123
Land and Fixtures Trusts	163,490	186,987	(23,497)	176,288
Other Trusts	4,262,634	3,718,716	543,918	3,761,832
Total Liabilities	50,566,336	51,631,561	(1,065,225)	51,889,165

Major Account Balances
(sum of Banking Account and Trust Account)

(Millions of Yen)

	Sep-04 (unaudited)	Sep-03	Change	Mar-04
Total Employable Funds	33,900,320	35,567,458	(1,667,137)	36,012,648
Deposits	9,017,107	8,555,154	461,953	8,758,651
Negotiable Certificates of Deposit	1,320,195	1,251,706	68,488	1,387,329
Money Trusts	16,880,087	18,943,918	(2,063,830)	18,475,916
Pension Trusts	5,544,434	5,187,752	356,681	6,017,425
Property Formation Benefit Trusts	9,841	11,137	(1,295)	11,256
Loan Trusts	1,128,654	1,617,789	(489,134)	1,362,069

Loans and Bills Discounted	9,754,505	10,518,598	(764,093)	10,020,586
Banking Account	8,752,611	9,018,876	(266,265)	8,887,978
Trust Account	1,001,893	1,499,722	(497,828)	1,132,607
Investment Securities	10,921,338	9,107,855	1,813,483	9,433,097
Banking Account	4,970,942	3,744,658	1,226,284	3,636,250
Trust Account	5,950,395	5,363,196	587,198	5,796,846